

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 19, 2018

Jamie Oei
Chief Executive Officer
Hoops Scouting USA
63 Rocio Court
Palm Desert, CA 92260

      Re: Hoops Scouting USA
              Amendment No. 1 to Registration Statement on Form S-1
              Filed February 26, 2018
              File No. 333-221200

Dear Mr. Oei:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2017 letter.

General

1. We note your response to prior comment 1; however, we find your argument unpersuasive. The definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the scope of its business operations and assets. In this regard, we note that you have minimal operations and no revenue, and assets consisting solely of nominal cash as of December 31, 2017. As such we believe that you fall within the definition of a shell company under Rule 405. As previously requested, please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of your shell company status.

Security Ownership of Certain Beneficial Owners and Management, page 26

2.   Your beneficial ownership table indicates that Mr. Oei has 1000% beneficial ownership of the company. Please revise.

Signatures

3.   Instruction 1 to Signatures of Form S-1 requires signatures of your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. To the extent that you are signing in more than one capacity, indicate each capacity in which you are signing. Please revise.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig Wilson, Accounting Branch Chief, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Marc Applbaum, Esq.
        Law Offices of Marc Applbaum, APC